Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of financial position and results of operations of International Royalty Corporation (the “Company” or “IRC”) has been prepared based on information available to the Company as of November 13, 2007 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes thereto as of and for the nine months ended September 30, 2007, and in conjunction with the Company’s audited annual financial statements and the MD&A for the year ended December 31, 2006. All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com, or at the Company’s website at www.internationalroyalty.com

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include but are not limited to IRC’s expectations as to the production start dates for the Belahouro, Gwalia Deeps, Tower Hill and Pascua projects on which IRC has royalties. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.

IRC’s forward-looking statements in this document regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.

The forward-looking statements included in this document represent IRC’s views as of the date of this document. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements.

SUMMARY OF FINANCIAL INFORMATION:

($ thousands, except per share data, unaudited)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Statement of Operations
Royalty revenues	$13,738	$8,357	$37,123	$10,819
Earnings from operations	5,509	2,659	16,153	624
Earnings (loss) before income taxes	2,847	2,108	9,707	(1,069)
Net earnings	1,413	1,506	5,958	8,723
Basic and diluted earnings per share	$0.02	$0.03	$0.09	$0.15
Statement of Cash Flows
Cash provided from (used in)
operating activities	$7,527	$(74)	$19,135	$(1,748)

			September 30,	December 31,
			2007	2006
Balance Sheet
Total assets			$318,988	$262,731
Shareholders’ Equity			222,847	174,483

FINANCIAL PERFORMANCE

Financial Highlights

Earnings from operations, earnings before income taxes, and cash flow from operations all increased significantly in the third quarter and for the first nine months of 2007 when compared to the comparable periods in 2006. This was due primarily to significant increases in gross revenues from the Voisey’s Bay Royalty, a result of the Voisey’s Bay mine, operated by CVRD Inco Limited (“CVRD Inco”), nearing its expected capacity and also as a result of the significant increase in the average price received of nickel during the respective periods.

Earnings from operations more than doubled in the third quarter of 2007, to $5,509,000 compared to $2,659,000 in the third quarter of 2006. The significant increase resulted primarily from an increase in revenues from the Voisey’s Bay royalty from $7,946,000 in the quarter ended September 30, 2006 to $13,172,000 in the same period in 2007, offset by increases in amortization and royalty taxes during the period. The higher operating income during the current quarter was also impacted by an impairment charge of $567,000 compared to $14,000 in 2006. Earnings before income taxes rose to $2,847,000 during the quarter from $2,108,000 in 2006. The increase was a result of the factors noted above, but negatively impacted by a foreign currency loss of $1,872,000 during the third quarter of 2007 compared to a gain of $2,000 in 2006.

For the nine months ended September 30, 2007, earnings from operations were $16,153,000 compared to $624,000 in 2006. Royalty revenues increased from $10,819,000 in 2006 to $37,123,000 in the same period in 2007, offset by increases in amortization, royalty taxes, and also an increase in general and administrative expenses during the period. The higher operating income during the current period was also impacted by an impairment charge of $1,418,000 compared to $330,000 in 2006. Earnings before income taxes rose to $9,707,000 during 2007 from a loss of $1,069,000 in 2006. The increase was a result of the factors noted above, but negatively impacted by a foreign currency loss of $3,585,000 during 2007 compared to a loss of $205,000 in 2006.

Net earnings for the nine months ended September 30, 2007 were $5,958,000, or $0.09 per share compared to $8,723,000 or $0.15 per share in 2006. The earnings in 2006 were the result of a future income tax recovery of $9,792,000, primarily a result of reductions in income tax rates enacted during the period. During the nine months ended September 30, 2007, income tax expense was $3,749,000, net of a recovery of $1,103,000 resulting from legislation substantively enacted by the Canadian Federal government which lowered the Federal income tax rate from 19.0% to 18.5% effective on January 1, 2011.

On February 12, 2007, the Company completed a Unit Offering of 8,334,000 units at CA$5.40, and generating net proceeds to the Company of CA$42.1 million ($35.7 million). Also, on November 5, 2007 the Company completed an offering of 10,400,000 Common Shares generating expected net proceeds of CA$61.6 million ($65.9 million).

During 2007, the Company completed a series of acquisitions of a sliding-scale royalty on the Pascua gold project in Chile (the “Pascua Royalty”), at a total cost of $56.5 million, including transaction costs. In March 2007, the Company completed the acquisition of a royalty on the Legacy Sand Project in Nancy County, Nebraska for $12.0 million.

In May 2007, the Company announced that it had entered into a letter of intent with a private entity to acquire two platinum-palladium royalties in South Africa on Lonmin Plc’s Limpopo project, subject to satisfactory due diligence and regulatory approvals. The acquisition cost is US$13.0 million in cash. Closing on this acquisition has been delayed pending clarification of certain title and contract issues with respect to the underlying royalty agreements.

All of the aforementioned transactions were, or will be, funded from existing cash reserves, proceeds from the offerings noted above and / or from draws from the Company’s revolving credit facility.

In October 2005, the Company agreed to loan $200,000 to New Horizon Uranium Corporation (“NHU”), and since that time has provided financial and management services to NHU to assist NHU in the financing of its operations. In consideration for these services, NHU agreed to give the Company 2,150,000 shares of NHU in the event of a successful public listing of its shares, and to pay the Company a royalty of $0.75/lb on all future production of Uranium by NHU. On April 12, 2007, NHU completed a reverse take-over of Crossroads Exploration Inc., which is traded on the TSX Venture Exchange (now New Horizon Uranium Corporation). Upon completion of the reverse take-over, NHU issued the 2,150,000 shares and re-paid the loan to the Company. The transaction has been recorded as other operating revenue on the Company’s books during the nine months ended September 30, 2007 in the amount of $849,000, the initial value of the shares as of April 12, 2007.

Royalty revenue and operations

Production and revenue (unaudited)

				Payable Metal Production (1)
			Quarter Ended		Nine Months Ended
			September 30,		September 30,
Mine	Commodity	Royalty	2007	2006	2007	2006

Williams	Gold	0.25% NSR	49	68	166	189

Southern Cross	Gold	1.5% NSR	45	33	120	40

Voisey’s Bay	Nickel	2.7% NSR	37,452	27,332	94,155	39,207
	Copper	2.7% NSR	29,648	24,543	47,325	31,320
	Cobalt	2.7% NSR	1,665	1,170	3,981	1,694

		Revenue (thousands)
	Quarter Ended		Nine Months Ended
	September 30,		September 30,
Mine	2007	2006	2007	2006

Williams	$84	$104	$275	$288

Southern Cross	457	307	1,192	373

Voisey’s Bay	13,172	7,946	35,604	10,131

(1)	Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate. Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period.

Average metal prices realized (in US$) (unaudited)
	Quarter Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Gold, per ounce	$676	$622	$662	$615
Nickel, per pound (1)	15.59	11.07	17.62	10.18
Copper, per pound (1)	3.46	3.18	3.18	3.01
Cobalt, per pound (1)	25.30	15.40	26.35	14.94

(1)	Before transportation, smelting and refining costs.

The Company’s royalty revenues increased significantly in the third quarter of 2007 to $13,738,000 from $8,357,000 in 2006. Revenues from the Voisey’s Bay operation increased from $7,946,000 in 2006 to $13,172,000 in 2007. The increase was a result of the combination of a 37% increase in payable nickel production from the mine and very strong metal prices in 2007 relative to the 2006 prices received. Payable production increased to 37.5 million pounds of nickel in concentrate during the three months ended September 30, 2007 from 27.3 million pounds in the third quarter of 2006, and similar increases in copper and cobalt during the period. Nickel prices increased from an average of $11.07 per pound in the second quarter of 2006 to $15.59 per pound during 2007. In addition to the Voisey’s Bay revenue, the Company also recognized royalty revenue on the Southern Cross mine of $457,000 in 2007 compared to $307,000 in 2006.

During the nine months ended September 30, 2007, royalty revenues were $37,123,000 compared to $10,819,000 in 2006. Voisey’s Bay revenues were $35,604,000, a 351% increase from the $10,131,000 reported in 2006. Payable production levels at the mine increased significantly and metal prices, especially nickel, were at or near all time highs during the nine months ended September 30, 2007. Payable production increased to 94.2 million pounds of nickel in concentrate in the nine months ended September 30, 2007 from 39.2 million pounds in the same period of 2006, with similar increases in copper and cobalt during the period. Nickel prices averaged $17.62 per pound in 2007, compared to $10.18 per pound during 2006. In addition to the Voisey’s Bay revenue, the Company also recognized a full period of royalty revenue of $1,192,000 on the Southern Cross mine in 2007 compared to $373,000 in 2006 (from the date of acquisition on June 12, 2006).

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying property. Amortization on mineral properties was $3,298,000 in the third quarter of 2007 and $7,737,000 for the nine month period ended September 30, 2007, up from $2,535,000 and $3,678,000, respectively, in 2006. The increases are attributable to the increased production at the Voisey’s Bay mine and the acquisition of the Southern Cross royalty as discussed above.

All proceeds from the Voisey’s Bay royalty are subject to the Newfoundland and Labrador Mining and Mineral Rights Tax of 20% and therefore will increase or decrease proportionately with the royalty revenues. The tax was $2.6 million in the third quarter and $7.1 million for the nine months ended September 30, 2007, compared to $1.6 million and $2.0 million in the respective periods of 2006.

Costs and expenses

General and administrative expenses were $1,471,000 for the third quarter of 2007, compared to $1,414,000 in 2006. Stock compensation costs increased from $222,000 in 2006 to $340,000 in 2007, a result of additional personnel as well as additional option grants to existing personnel in November 2006. Legal and other professional fees also increased during the quarter, from $150,000 in 2006 to $400,000 in 2007. The increased fees in 2007 were primarily related to additional audit and compliance costs associated with the Company’s listing of its shares on the American Stock Exchange in October of 2006. Other areas contributing to the increase in 2007 were increases in shareholder and investor relations costs also as a result of the listing of the Company’s shares on the American Stock Exchange. Salaries and other personnel costs decreased to $310,000 in the quarter ended September 30, 2007, compared to $692,000 in the same period of 2006, which included $450,000 of severance costs related to the resignation of the Company’s President.

For the nine months ended September 30, 2007, general and administrative expenses were $4,658,000, compared to $3,768,000 in 2006. Salaries and other personnel costs decreased to $972,000 during 2007, compared to $1,246,000 in the nine months ended September 30, 2006, which included the $450,000 of severance costs noted above. Excluding the severance costs, salary and other payroll costs increased by $176,000 in 2007 as a result of additional personnel hired in the later half of 2006, salary increases, and also accrual for estimated bonuses in 2007 compared to no accrual in 2006. Stock compensation costs increased from $664,000 in 2006 to $1,020,000 in 2007. The increase is also a result of additional personnel as well as additional grants to existing personnel in November 2006. Legal and other professional fees also increased during the period, from $567,000 in 2006 to $1,029,000 in 2007. The increased professional fees in 2007 were related to the revolving credit facility, to tax advice and also related to the additional audit and compliance costs associated with the Company’s listing of its shares on the American Stock Exchange in October of 2006. Shareholder and investor relations costs also increased during the period due to the listing of the Company’s shares on the American Stock Exchange.

In the third quarter of 2007 business development expenses were $259,000, up from $146,000 in 2006. For the nine months ended September 30, 2007, business developments expenses were $885,000 compared to $393,000 for the same period in 2006. The increase in both of these periods is related to the addition of two new employees devoted entirely to business development and a more focused effort identifying and evaluating acquisition opportunities.

Interest expense was $817,000 in the third quarter of 2007 compared to $593,000 in 2006. The increase is primarily related to interest expense of $80,000 and bank fees of $94,000 on the revolving credit facility in the third quarter of 2007 compared to $nil in 2006.

For the nine months ended September 30, 2007, interest expense was $2,993,000 compared to $1,746,000 in 2006. Bank fees related to the revolving credit facility were $895,000 during the period and interest charges of $254,000 also on the revolving credit facility were the primary reason for the increase in 2007.

Impairment of royalty interests in mineral properties was $567,000 in the quarter ended September 30, 2007, compared to $14,000 in 2006. For the nine month period, impairments were $1,418,000 in 2007 compared to $330,000 in 2006. All impairments in 2007 related to certain diamond exploration properties located in Nunavut, Canada, which are no longer of interest to the property operators.

The Company had a foreign currency loss of $1,872,000 in the third quarter of 2007 due to the sharp decrease in the value of the U.S. dollar relative to the Canadian dollar during the period. The loss related primarily to the Company’s Senior Secured Debentures (“Debentures”) which are denominated in Canadian dollars. For the nine month period, the foreign currency loss was $3,585,000 compared to $205,000 in 2006.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash flow from operating activities was $7,527,000 for the quarter ended September 30, 2007 compared to a use of cash $74,000 in 2006. For the nine months ended September 30, 2007, cash flow from operating activities was $19,135,000 compared to a use of $1,748,000 in 2006. The significant increase in cash flow in 2007 is a result of the increase in royalty revenue during the quarter and nine month period, offset by increases in royalty taxes and administrative expenses.

The Company receives its royalty payment on the Voisey’s Bay mine from CVRD Inco net of the 20% mineral rights tax of Newfoundland and Labrador (“Mineral Rights Tax”). The revenues received are reported gross, before the Mineral Rights Tax.

Investing Activities

Over a series of closings in 2007, the Company completed the acquisition of a 32.1% interest in a sliding-scale royalty on the Pascua gold project in Chile (the “Pascua Royalty”), for total consideration of $56.5 million in cash, including transaction costs. In March 2007, the Company completed the acquisition of a royalty on the Legacy Sand Project in Nancy County, Nebraska for $12.0 million and in April 2007, the Company acquired royalties on the Belcourt and Horizon coal projects in British Columbia for total consideration of $2.0 million. These acquisitions were funded from existing cash reserves, the proceeds from the Unit Offering discussed below and from access to its Revolving Credit Facility (see “Cash Resources and Liquidity” below).

Financing Activities

On February 12, 2007 (the “Closing Date”), the Company completed an offering of 8,334,000 units (“Units”) of the Company at a price of CA$5.40 per Unit. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a “Warrant Share”) at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Company’s common shares (“Common Shares”) have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-month period, respectively, for 20 consecutive trading days. Net proceeds to the Company after agents’ commission and estimated expenses of the offering was CA$42,128,000, or $35,659,000.

At September 30, 2007, the Company had drawn $1,300,000 on its Revolving Credit Facility for the acquisition of the royalties discussed above.

The Company received $2,231,000 from the exercise of all of its outstanding compensation, financing and Williams Mine warrants which otherwise would have expired after February 23, 2007. Also, during the nine months ended September 30, 2007, the Company received $4,428,000 from the exercise of the Warrants referred to above and $162,000 from the exercise of stock options.

The Company has paid total dividends of $2,027,000, or $0.03 per share during 2007.

Cash Resources and Liquidity

The Company had a cash position of $1.2 million at September 30, 2007 and working capital of $9.2 million, compared to $11.6 million and $17.9 million, respectively, at December 31, 2006. The decrease in cash and working capital during the period was due to the acquisition of the royalties discussed above, offset by cash flows from operations, the Unit Offering and the warrant exercises during the period. Also contributing to the decrease in working capital during the period are estimated current income taxes payable of $2.9 million.

On November 5, 2007, the Company closed on an offering of 10,400,000 Common Shares of the Company (including an underwriter over-allotment of 400,000 Common Shares) at a price of CA$6.30 per share. Net proceeds to the Company, after agent’s commissions and estimated expenses of the offering, are expected to be CA$61,609,000 ($65,928,000).

On January 8, 2007, the Company entered into a credit agreement with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $20.0 million and subsequently increased it to $40.0 million effective May 17, 2007. The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement. At September 30, 2007, the Company was in compliance with all loan requirements

The Company’s near-term cash requirements are limited to general and administrative, business development and interest expenses. The Company believes that its current cash position, together with cash from operations will be sufficient to cover these expenses into the foreseeable future. As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures on royalty interests in mineral properties. Royalty acquisitions are discretionary in nature and will be consummated through the use of cash and cash equivalents, as available, debt, or through the issuance of Common Shares.

The Company’s contractual obligations for future principal payments are summarized below. Annual interest payments are CA$1,650,000, payable semi-annually.

($ in thousands )	Revolving	Debenture
	Credit	Principal
Year	Facility	Obligations (1)	Total
2007	$-	$-	$-
2008	-	-	-
2009	1,300	-	1,300
2010	-	-	-
2011		30,243	30,243

Total	$1,300	$30,243	$31,543

(1)	The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.0081 to CA$1.000.

During November, 2007 the Board of Directors authorized the issuance of an additional 562,000 stock options to the Company’s directors, officers and employees. The stock options have an exercise price of CA$5.81 and will vest over three years.

SUMMARY OF QUARTERLY RESULTS

(unaudited, in thousands of US$, except per share data)

		2007			2006			2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Royalty revenues	$13,738	$13,207	$10,178	$9,527	$8,357	$2,049	$413	$113
Earnings (loss) from operations	5,415	6,151	3,692	3,653	2,659	(512)	(1,523)	(792)
Net earnings (loss)	1,413	2,380	2,165	2,955	1,506	8,654	(1,437)	(761)
Basic earnings (loss) per share	$0.02	$0.04	$0.03	$0.05	$0.03	$0.15	$(0.03)	$(0.01)
Diluted earnings (loss) per share	$0.02	$0.03	$0.03	$0.05	$0.03	$0.15	$(0.03)	$(0.01)

The increasing royalty revenues during 2006 and into 2007 are primarily a result of the ramp-up of production at the Voisey’s Bay mine, as well as royalty revenue from the Southern Cross royalty, acquired in June 2006. Increasing metal prices during 2006 and 2007 have also been a contributing factor in the improved revenue figures during the second half of 2006 and all of 2007.

During the third and fourth quarters of 2006 and the first three quarters of 2007, the Company’s significant increase in revenues from the Voisey’s Bay royalty was the primary factor resulting in earnings from operations and net earnings for those periods. Earnings from operations and net earnings in the second quarter of 2007 were also positively impacted by $849,000 in revenue recorded upon the receipt of 2,150,000 shares of New Horizon Uranium Corporation. Net earnings of the Company were negatively impacted by foreign currency losses of $1.9 million in each of the second and third quarters of 2007.

During the second quarter of 2006, the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0%, effective April 1, 2006. In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% effective January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010. As a result of these changes, and the Company’s permanent establishment in Alberta, the Company has reflected its future tax liabilities at the new rates, resulting in the realization of a future income tax recovery of $9,570,000 and was the primary reason for the significant increase in net earnings during the second quarter of 2006.

The higher net loss in the third quarter of 2005 was primarily a result of a foreign currency loss of $409,000.

OUTLOOK

The Company’s payable production from the Voisey’s Bay royalty for the first half of 2007 was less than a normal half of production the Company expects from the mine. This is due in part to the impact of the strike at the Voisey’s Bay mine, which occurred between late July and early October of 2006. Due to the nature of the sales agreements on the Voisey’s Bay concentrates, in which settlement does not occur until 90 to 180 days subsequent to shipment from the mine, the impact from the strike was not reflected in the royalty payments until the first quarter of 2007. In addition, the first half payments reflected only limited revenue from the sale of copper concentrates because copper concentrate shipments are limited by CVRD Inco’s agreements with the aboriginal people in Labrador. Under these agreements, copper concentrates can only be shipped between May 21 and December 7 of each year. Under normal conditions, the Company believes that first quarter production payable from Voisey’s Bay will be at or above the average for the year and second quarter payable production will be below average. The increase in paid production during the third quarter of 2007 is a result of the resumption of copper concentrate shipments and increased nickel concentrate shipments during the spring and summer months. The Company anticipates similar production levels for the remainder of 2007.

During 2007, the Company will benefit from a full year of royalty revenue from the Williams, Voisey’s Bay and the Southern Cross mines. In addition, Mercator Gold Plc has announced that it begin gold production at its Meekatharra operations in Western Australia in late September 2007, projecting an initial rate of 120,000 ounces per year. The Company owns a 1.5% net smelter returns royalty on the Meekatharra operation and expects to record its first royalty revenue there from in the fourth quarter of 2007. Several of the Company’s other royalties are expected to begin production in late 2008 or early 2009, including the Inata Project (Belahouro) in Burkina Faso, West Africa and the Gwalia Deeps and Tower Hill projects in Western Australia operated by St Barbara Limited.

In March 2007, the Company completed the acquisition of a royalty on the Legacy Sand Project (“Legacy”) in Nancy County, Nebraska. Initial production of frac sand began in the spring of 2007. However, the operation has experienced technical difficulties in achieving design capacity. The two owners of Legacy are currently in advanced negotiations with a third party to sell their interests in Legacy to the third party. The Company is also negotiating with the same third party to restructure its royalty investment. If the third party acquires Legacy, it is expected to provide the financing required to modify the plant and make the necessary design improvements. During negotiations and until the plant is modified no significant production is expected.

Also during 2007, the Company closed on the acquisition of a sliding-scale royalty (the royalty rate will range from 0.45% at a gold price of $300 per ounce to 3.0% at a gold price of $800 per ounce) on the Pascua gold project in Chile. The operator of the Pascua Project is Barrick Gold Corporation and is expected to begin production as soon as 2010 at an annual rate of 750,000 (approximately 80% of these ounces will apply to the royalty) ounces per year as stated on their website.

The Company’s Debentures are denominated in Canadian dollars. In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts. All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests. The interest income from those investments will be offset by interest expense on the Debentures.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties. The estimated fair values of stock options and warrants require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options and warrants. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on exploration and development stage mineral properties are not amortized. At such time as the associated exploration or development stage mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves. Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Stock options and warrants

The Company determines the fair value of stock option awards to employees using the black-scholes model, and these amounts are recognized as an expense over the vesting period of the related option. Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant.

Future income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

NEW ACCOUNTING PRONOUNCEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

Comprehensive Income

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Section 1530 was adopted by the Company effective January 1, 2007.

Financial Instruments

In January 2006, the AcSB issued CICA 3855, “Financial Instruments - Recognition and Measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives (“Financial Instruments”). CICA 3855 requires that all Financial Instruments be recorded at fair value upon initial recognition and that Financial Instruments classified as held for trading or as available-for-sale should be measured at fair value after initial recognition. The new standard was adopted by the Company effective on January 1, 2007.

Investments

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

Transition Adjustment

The adoption of Section 3855 has an impact on the opening balance sheet of the Company. Financing charges related to the Debentures of $1,257,000 (net of amortization) at December 31, 2006 ($1,072,000 at September 30, 2007) previously were reported as other assets on the balance sheet and were being amortized to interest expense using the effective yield method. Under Section 3855, these charges are reported as a reduction of the carrying value of the Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method. The adjustment is reported as a reduction of the opening balances in other assets and Debentures as of January 1, 2007. This change will have no impact on past or future earnings of the Company.

OUTSTANDING SHARE DATA

As of November 13, 2007, there were 78,476,856 Common Shares outstanding. In addition there were 5,012,000 director and employee stock options with exercise prices ranging between CA$3.67 and CA$4.80 per share. There were also 3,415,370 warrants outstanding allowing the holders to purchase Common Shares at a price of CA$7.00. These warrants expire on August 12, 2008 and are subject to acceleration if the Common Shares have a closing price for 20 consecutive trading days at or above CA$8.50.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. This discussion should be read in conjunction with the Company’s annual information form dated March 28, 2007.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty. The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue. Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay operation does not perform as expected.

Voisey’s Bay Tax Basis

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey’s Bay Royalty, the Company has no amortizable basis for Canadian income tax purposes, which may adversely impact the Company’s tax liability during the life of the project.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results. There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized. The ore actually recovered may differ from the estimated grades of the reserves and resources. Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)	increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource;

(c)	the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources;

(d)	declines in the market prices of metals may render the mining of some or all of the reserves uneconomic;

(e)	unexpected penalties may be imposed by smelters or refiners; and

(f)	the metallurgy may turn out differently than that anticipated.